Schering AG considers sale of Aventis CropScience as most value enhancing option

Berlin, Germany, July 10, 2001; Schering AG, Berlin (FSE: SCH, NYSE: SHR), and Aventis S.A., Strasbourg, announced today that both companies have reached an understanding with respect to the future course of action for Aventis CropScience, Lyon. Both parties believe that a sale will generate the highest value. It is therefore intended to initiate detailed discussions with Bayer AG, Leverkusen, in order to conclude a purchase agreement as soon as possible. Schering AG holds a 24 percent interest as financial investment in the crop protection business, while Aventis holds a 76 percent majority.

"We are pleased to have reached an understanding with Aventis securing our financial interests. By focusing on the sale option, we can optimize the value of the business both for our shareholders and the Aventis CropScience employees," said Dr. Hubertus Erlen, Chairman of the Board of Management of Schering AG.

Aventis CropScience is a major crop protection and crop production company focusing on researching, developing and marketing innovative solutions that meet the needs of today's farming: healthy crops, increased yields, improved crop and food quality. With EUR 4 billion sales in 2000, Aventis CropScience employs about 15,300 people in more than 120 countries world-wide.

In 1994, Schering separated out its crop protection business to form the new company AgrEvo together with Hoechst AG. After the merger of Hoechst AG with the French company Rhone-Poulenc, AgrEvo on January 1, 2000 was integrated into Aventis CropScience. Schering regards its share in Aventis CropScience as a financial investment. The consummation of any disposition of CropScience by Schering is subject to negotiation and execution of a definitive agreement and receipt of all applicable regulatory approvals.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, July 10, 2001
Schering AG
Corporate Communication

For further information please contact:
Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de